Exhibit 99.1

Top Wealth Group Holding Limited Announces First Half 2026

Unaudited Financial Results

-- First Half Revenue of $6.1 million, increase 48% year-over-year --

-- First Half Net Profits of $2.8 million, versus Net Profit of $2.4 million last year --

Hong Kong, August 19, 2026 (Global Newswire) – Top Wealth Group Holding Limited (NASDAQ: TWG)(“Top Wealth” or the “Company”), a company specializes in supplying premium-class sturgeon caviar and related products including premium grade wines today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial Results

Total Revenues

Total revenues for the first half 2026 were $6.1 million, representing an increase of 48% from $4.2 million in the same period of 2025. During the period we have continued to expand our wine distribution business as well as laying a solid foundation for our upstream caviar and related business expansion.

Total cost and operating expenses were $3.3 million in the first half of 2026, an increase of 90.58% from $1.8 million in the same period of 2025.

●	Cost of sales was $1.5 million in the first half of 2026, an increase of 92.09% from $0.8 million in the same period of 2025.

●	The increase in the cost of sales was mainly attributable to the Company’s successful expansion of revenue from the wine trading business.

●	Selling expenses were $0.3 million in the first half of 2026, a decrease of 56.03% from $0.7 million in the same period of 2025.

●	Administrative expenses were approximately $1.5 million in the first half of 2026, an increase of 521.8% from $0.2 million in the same period of 2025. The significant increase was mainly due to the provision of depreciation, increase of marketing and legal cost of the Company in 2026.

Profit (and Loss) Before Income Tax

Profit before income tax was $2.8 million for the first half of 2026, compared with the Profit before income tax of $2.4 million in the same period of 2025. The increase in profit before income tax was mainly due to the Company efforts in new business of wine distribution with higher margin lower written off of inventory.

Net Profit

Net Profit was $2.8 million, compared with a net profit of $2.4 million in the same period of 2025, which was mainly due to the factors mentioned above.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each of the Company’s B Share has voting rights equal to one hundred A Share of the Company. Except for voting rights, A Shares and B Shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions.

Cash and Cash Equivalents

For the first half of 2026, the Company reported a net profit of $2.8 million, a negative operating cash flow of $2 million and retained earnings of approximately $8.3 million. The Company’s principal sources of liquidity are sales revenues, proceeds from an initial public offering and subsequent offerings. As of June 30, 2026, the Company had cash and cash equivalents of approximately $295,256.

Management is actively managing its outstanding accounts receivable, and carefully planning its operations. The Company may also seek equity financing from outside investors when necessary.

Management believes that the above-mentioned policies and measures will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiaries, Top Wealth Group (International) Limited and TWG Capital Limited. The Company specializes in supplying premium-class sturgeon caviar and its related products, notably old vintage premium wines. Over the last three years, the Company has been practicing a upward vertical integration by seeking opportunities in upstream acquisition in order to secure stable long term supply of quality caviar products as well as innovating into related business. The Company also succeeded in establishing a sold distribution in the premium old vintage wine markets. The Company’s long term development strategy is to actively capitalizing the current horizontal expansion in the premium wine market with the upward vertical expansion into the caviar and related products industry.

Exchange Rate

The Company’s principal place of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”). The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The exchange rates in effect as of June 30, 2026 and June 30, 2025 were US$1 for HK$7.8 and HK$7.8, respectively. The average exchange rates for the six months ended June 30, 2026 and 2025 were US$1 for HK$7.8 and HK$7.8, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated balance sheets

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$295,256	$2,387,158
Accounts receivable	14,290,830	9,249,046
Inventories	8,906,453	$9,945,854
Prepayments	8,374,781	7,528,826
Amount due from a related party	501,729	$480,925
Deposits paid	1,407,007	648,661

Total current assets	33,776,056	30,240,470

Non-current assets
Property, plant and equipment, net	41,132	72,658
Right-of-use assets – operating lease	64,817	85,919
Prepayment of long-term assets	11,789,077	11,789,077
Intangible assets	49,230,496	49,230,496
Deferred tax assets	44,248	44,248

Total non-current assets	61,169,770	61,222,398

Total assets	$94,945,826	$91,462,868

Current liabilities
Accounts payables	$969,547	$472,255
Accrued expenses and other payables	265,376	320,954
Operating lease liabilities - current	12,052	50,688
Borrowing	147,651	147,179
Current income tax payable	542,126	644,690

Total current liabilities	1,936,752	1,635,766

Non-current liabilities
Operating lease liabilities - current	35,231	35,231

Commitments and contingencies	-	-

Shareholders’ equity
Class A Ordinary Shares, $0.009 par value; 2,000,000,000 shares authorized, 19,579,883 shares issued and outstanding at December 31, 2025 and Class B Ordinary Shares, $0.009 par value; 200,000,000 shares authorized, 3,166,667 shares issued and outstanding at December 31, 2026. Class A Ordinary Shares, $0.009 par value; 2,000,000,000 shares authorized, 1,300,029 shares issued and outstanding at December 31, 2025 and Class B Ordinary Shares, $0.009 par value; 200,000,000 shares authorized, 166,667 shares issued and outstanding at December 31, 2025 (Note)	205,870	176,170
Additional paid-in capital	84,481,850	84,136,350
Retained earnings	8,286,122	5,479,352

Total shareholders’ equity	92,973,842	89,791,871

Total liabilities and equity	$94,945,825	$91,462,868

(Note: All number of shares were retrospectively applied after allotment on 14,979,854 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued on January 5, 2026 and 3,250,000 Class A Ordinary Shares reserved were issued on January 29, 2025 and exercise of 50,000 Class A Ordinary Shares from the warrants.)

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of operation and other comprehensive income

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2026	2025

Sales	$6,146,776	$4,153,227
Cost of sales	(1,536,694)	(800,000)

Gross profit	4,610,082	3,353,227

Other income	-	-

Selling expenses	(313,490)	(712,930)
Administrative expense	(1,489,822)	(239,600)

Profit before income tax	2,806,770	2,400,698
Income tax credit	-	-

Profit and total comprehensive income for the period	$2,806,770	$2,400,698

Earnings (loss) per share:

Ordinary shares, - basic and diluted	$0.12	$3.86

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Ordinary shares, - basic and diluted (Note)	22,746,550	622,222

(Note: All number of shares were retrospectively applied after allotment on 14,979,854 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued on January 5, 2026 and 3,250,000 Class A Ordinary Shares reserved were issued on January 29, 2025 and exercise of 50,000 Class A Ordinary Shares from the warrants.)

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding	Amount	Additional paid-in capital	Retained earnings	Total
	(Note)
Balance as of January 1, 2025	622,222	$5,600	$16,325,412	$2,289,406	$18,620,418
Profit and total comprehensive income for the period	–	–	–	2,400,698	2,400,698

Balance as of June 30, 2025	622,222	$5,600	$16,325,412	$4,690,104	$21,021,116

Balance as of January 1, 2026	19,446,550	$176,170	$84,136,350	$5,479,352	$89,791,871
Issuance of common stock	3,300,000	29,700	345,500	-	375,200
Profit and total comprehensive income for the period	–	–	–	2,806,770	2,806,770

Balance as of June 30, 2025	22,746,550	$205,870	$84,481,850	$8,286,122	$92,973,842

(Note: All number of shares were retrospectively applied after allotment on 14,979,854 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued on January 5, 2026 and 3,250,000 Class A Ordinary Shares reserved were issued on January 29, 2025 and exercise of 50,000 Class A Ordinary Shares from the warrants.)

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of cash flows

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2026	2025
Cash flows from operating activities
Net profit	$2,806,770	$2,400,698
Adjustments for:-
Depreciation of property, plant and equipment	31,526	-
Changes in operating assets and liabilities:
Accounts receivable	(5,041,784)	(3,838,610)
Inventories	1,039,401	-
Prepayments	(845,955)	1,429,374
Deposit Paid	(758,346)	-
Right-of-use assets – operating lease	21,102	-
Accounts payable	497,292	-
Accrued expenses and other payables	(55,578)	(142,634)
Amounts due with related parties	(20,803)	173,695
Operating lease liabilities - current	(38,636)	-
Current income tax payable	(102,564)	(51,282)

Net cash used in operating activities	(2,467,575)	(28,759)

Cash flows from financing activities
Repayment of borrowings	472	-
Proceeds from issuance of shares	375,201	-

Net cash provided by financing activities	375,673	-

Net decrease in cash and cash equivalents	(2,091,902)	(28,759)

Cash and cash equivalents at beginning of period	2,387,158	42,380

Cash and cash equivalents at end of period	$295,256	$13,621